Transforming Patient Outcomes with Superior Vision Gains Corporate Overview | January 2025 NASDAQ (OPT); ASX (OPT.AX) Exhibit 99.1

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Sozinibercept Has the Potential to Be the First Product in 20 Years to Deliver Superior Visual Outcomes

Addressing High Unmet Need	• Despite wide use of anti-VEGF-A therapy, wet AMD patients still experience loss in vision long term[1] • Every letter of vision counts to improve quality of life and reduce mortality
Proprietary Technology	• First-in-class VEGF-C/D 'trap' inhibitor intended for combination with standard of care anti-VEGF-A therapies • Composition of Matter and Methods of Use Patents through 2034; opportunities to extend beyond 2034*
Superior Lead Asset	• Phase 2b demonstrated superiority in combination with SOC therapy, with well tolerated safety profile • Sozinibercept has the potential to improve vision for millions of patients with wet AMD
Topline Data from Pivotal Trials in 2025	• Topline data anticipated for COAST (n=998) in early 2Q CY2025 and ShORe (n=986) in mid-CY2025 • Current cash expected to fund operations into 3Q CY2025[2]
Substantial Market Opportunity	• Multibillion dollar commercial opportunity in a growing market with an established clinical practice • Sozinibercept developed for use in combination with any anti-VEGF-A; will not compete directly with SOC therapies

AMD – age-related macular degeneration; MOA – Mechanism of Action; SOC – Standard of care

[1]CATT Research Group; Maguire MG et al. Ophthalmology. 2016 Aug.

[2]Additional funding will be required to reach commercialization of sozinibercept and to meet obligations under the Development Funding Agreement ("DFA"). As a result of obligations under the DFA and applicable law regarding liquidity, the Company may raise or obtain additional capital in one or more transactions, earlier than 3Q CY 2025 or anticipated topline data readout dates.

*Potential for Patent Term Extensions & Data and Market Exclusivity (12 Years for Biologic)

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Sozinibercept Designed to Deliver Superior Visual Outcomes in Combo with VEGF-A Inhibitors; Potential to Create New Multi-Billion Dollar Medicine

Global Marketed VEGF-A Inhibitors


~$15bn Global Market and Growing
Eylea $9.4bn
Vabysmo $2.8bn
Lucentis ~$2.0bn
Biosimilars
Avastin
Beovu

+

Sozinibercept is a VEGF-C/D "Trap" Inhibitor

Potential value proposition:

Targeting Improved Visual Function
Critical for Patients, Physicians and Payors

Fits Seamlessly into Physician Practice

Potential Use with Any VEGF-A Inhibitor

Multi-Billion Dollar Commercial Opportunity

The $15bn global market comprised of Eylea, Vabysmo, Lucentis revenue plus an estimate for biosimiliars, Avastin off-label, and Beovu of ~$1bn

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Experienced Leadership Team Expertise and Track Record to Make a Positive Impact on the Retinal Community Fred Guerard, PharmD, MS Chief Executive Officer Tom Reilly Chief Financial Officer Parisa Zamiri, MD, PhD Chief Medical Officer Megan Baldwin, PhD, MAICD Founder, Chief Innovation Officer Mike Campbell Chief Commercial Officer Arshad M. Khanani, MD, MA, FASRS Managing Partner, Director of Clinical Research and Director of Fellowship at Sierra Eye Associates, and Clinical Professor at the University of Nevada, Reno School of Medicine Management Team Chief Medical Advisor Clinical Advisory Board Charles C. Wykoff, MD, PhD Director of Research, Retina Consultants of Texas, Chairman of Research and Clinical Trials Committee, Retina Consultants of America Tim Jackson, PhD, MB, ChB, FRCophth National Health Service, Consultant at Kings Hospital College Hospital, London Jason Slakter, MD Clinical Profession at New York University School of Medicine and partner at Vitreous Retina Macula Consultants of New York

Improving Vision Now the Largest Unmet Need in Wet AMD for Retina Specialists Which factors are more important to you when selecting an anti-VEGF agent? n=1,021 ASRS PAT Survey 2024 What are the greatest unmet needs in treating wet AMD and DME? n=1,012 ASRS PAT Survey 2023 Ability to improve vision gains and maintain vision gains Improve vision American Society of Retina Specialists (ASRS) annual Preferences and Trends (PAT) survey. AMD, age-related macular degeneration; DME, diabetic macular edema; VEGF, vascular endothelial growth factor; US, United States of America; Intl, international

Despite Treatment with Standard of Care Anti-VEGF-A Therapies, the Majority of Patients Achieve Suboptimal Vision Outcomes

Despite treatment with anti-VEGF-A therapy*

>45% **do not achieve significant vision gains**

>60% will have **persisting macular fluid**

25% will have **further vision loss at 12+ months**

The majority of patients fail to achieve 20/40 vision[1]

Suboptimal vision is associated with decrease in Instrumental Activities of Daily Living (IADL) skills[2]

*Based on randomised, controlled clinical trial data; >45% fail to achieve ≥ 2 lines improvement in Best Corrected Visual Acuity (BCVA); Persisting fluid: SD-OCT CST ≥ 300 μM or Time-Domain OCT CST ≥ 250 μM
IADL: Instrumental activities of daily living (complex activities related to the ability to live independently)
[1]Mettu PS, et al. Prog Retin Eye Res. 2021
[2]Hochberg C, et al. Invest Ophthalmol Vis Sci. 2012 May 31.

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Every Letter Counts; Vision Loss Associated with Increased Mortality Risk

Hazard for All-cause Mortality[1]
Higher in People with Vision Impairment


89%
43%
29%
< 20/40 vs. ≥ 20/40
< 20/60 vs. ≥ 20/60
< 20/200 vs. ≥ 20/60
Better Vision
Worse Vision

Decrease of 1 ETDRS letter per year expected to increase mortality risk by 16%[2] associated exclusively with IADL levels

IADL – Instrumental activities of daily living; ETDRS – Early Treatment Diabetic Retinopathy Study chart
[1]Ehrlich JR et al. "Association between vision impairment and mortality: a systematic review and meta-analysis." Lancet Glob Health. 2021.
[2]Christ SL, et al. "Longitudinal relationships among visual acuity, daily functional status, and mortality: the Salisbury Eye Evaluation Study." JAMA Ophthalmol. 2014.

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U.S. Retina Specialists Willing to Administer Second Injection to at Least 24% of Their Patients for Additional BCVA Improvement

	BCVA improvement over 5	BCVA improvement of 4.1 - 5	BCVA improvement of 3.0 - 4	BCVA improvement under 3
Average Percentage of Patients Treated with Second Injection[1]	**41%**	**32%**	**25%**	**24%**

What percentage of your Wet AMD patients would you use a second injection (anti-VEGF C/D) immediately after an anti-VEGF-A injection at various levels of BCVA improvement of the combination over SoC? (Among Total Respondents, Avg. % of Patients, n=125)*

Estimate 1% Share of Wet AMD TAM Equals ~$100M+ in Sales Per Annum

BCVA – Best Corrected Visual Acuity
TAM – Total Addressable Market
[1]Source: InCrowd Awareness Trial and Usage (ATU) Report, June 2024
*Averages calculated using the midpoints of each % prescribing allocation group.

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Sozinibercept, a First-In-Class VEGF-C/D “Trap” Inhibitor, Has the Potential to Address the Limitations of Anti-VEGF-A Therapies 1 Faricimab also has inhibitory effect on Ang-2. a Bevacizumab is used ’off-label’ for the treatment of neovascular (wet) AMD The Problem The Solution Wet AMD is a multi-factorial disease. Treatment with VEGF-A inhibitors upregulates VEGF-C/D, driving angiogenesis and vascular permeability. When used in combination with any VEGF-A inhibitor, OPT-302 completely blocks VEGFR-2 and VEGFR-3 signaling. Faricimab (Vabysmo®)1

Published Evidence Supports Broader VEGF Pathway Inhibition with Sozinibercept ^Tammela et al., Nature Cell Biology, 2011; # Zhou et al. BMC Ophthalmology (2020) 20:15; # Cao et al,. Circ Res., 2004; ⍭ Lashkari et al, 2013 ARVO Annual Meeting, 4999-A0128; *Cabral et al,. 2018 Ophthalmology Retina (2018). VEGF-A and VEGF-C Induce Vascular Leakage/permeability# VEGF-A VEGF-C VEGF-C Stimulates Retinal Angiogenesis^ Circulating VEGF-C Levels Significantly Elevated in AMD Patients ⍭ Elevated VEGF-C in Aqueous Humor Following Anti-VEGF-A therapy in Wet AMD Patients* Additive Benefit of VEGF-A and VEGF-C/D Inhibition in Mouse Wet AMD Model ** ** Control AMD Plasma concentrations (pg/ml) 300 200 100 0 Control Antibody OPT-302 Aflibercept Aflibercept + OPT 302 CNVArea 70% 78% 91% * 0 200000 400000 600000 Aqueous Humor VEGF-C (pg/ml) 10 8 66% 6 5.4 6.9 8.9 4 2 0 Baseline 1 month 2 months Bevacizumab Bevacizumab VEGF-A VEGF-C VEGF-D

Sozinibercept Has Demonstrated Improvement in Vision Gains and Reduction in Vision Loss Visual Acuity Lucentis remains the standard of care for visual improvements LUCENTIS AVASTIN (OFF LABEL) EYLEA BEOVU VABYSMO EYLEA HD OTX-TKI CLS-ASX EYP-1901 RGX-314 ADVM-022 4D-150 Tyrosine Kinase Inhibitors Gene Therapy SOZINIBERCEPT Opportunity in Wet AMD Market for an Overall Shift Towards Superior Visual Outcomes VEGF-C/D Inhibitor in Combination with Standard of Care 20/40 Low QoL High QoL Current Treatments Emerging Treatments QoL – Quality of Life Jackson, Timothy L., et al. “A randomized controlled trial of OPT-302, a VEGF-C/D inhibitor for neovascular age-related macular degeneration.” Ophthalmology. June 2023. Jung, Eric, et. al. “The future of wet AMD therapeutics.” Retina Today. November/December 2023. Comparison of historical data; other than Lucentis, comparative data is not from the same study. These results are presented from different clinical trials at different points in time with differences in trial design. Cross-trial comparisons must be interpreted with caution, and as a result, conclusive cross-trial comparisons cannot be made.

Long-term Value Opportunities for Sozinibercept Main Patent Family Extends through 2034, with Expansion Opportunities Beyond 2034* *Potential for Patent Term Extensions & Data and Market Exclusivity (12 Years for Biologic) PROGRAM DEVELOPMENT PHASE ANTICIPATED MILESTONES PROGRAM RESEARCH / PRECLINICAL PHASE 1 PHASE 2 PHASE 3 ANTICIPATED MILESTONES Wet Age-Related Macular Degeneration (Wet AMD) Sozinibercept For use in combination with anti-VEGF-A therapies Topline data: COAST (in early 2Q CY2025) ShORe (in mid-CY2025) Diabetic Macular Edema (DME) Sozinibercept For use in combination with anti-VEGF-A therapies Phase 3 ready Co-formulation (Sozinibercept + VEGF-A Inhibitor) Sozinibercept Co-formulation with VEGF-A Inhibitor Feasibility underway

Advancing Therapeutic Innovations to Transform Patient Outcomes with Superior Vision Gains We are dedicated to advancing sozinibercept to improve patients’ visual outcomes Clinical Milestones Manufacturing Scale-up Regulatory Preparations Commercial Readiness Phase 3 program enrolled 1,984 patients across COAST and ShORe Topline data anticipated for COAST in early 2Q CY2025 and ShORe in mid-CY2025 FDA Fast Track designation allows rolling submission of completed BLA modules Potential BLA approval anticipated as early as end of CY2026 DS PPQ campaign completed Sep-2024; update on DP PPQ in early CY2025 PPQ validation batches supportive of BLA filing and launch Strengthen medical expert engagement and develop market access strategy Complete development of product launch plan Next Steps DS: Drug Substance; DP: Drug Product

Robust Phase 2b Trial in Wet AMD Demonstrated Superiority in Visual Outcome


Treatment naïve patients with neovascular AMD
Screening
Key Inclusion Criteria
✓ Active CNV ≥50% lesion, classic / minimally classic / occult
✓ BCVA ≥ 25 and ≤ 60 letters
Key Exclusion Criteria
× Subfoveal fibrosis or >25% of total lesion
× Hemorrhage >50% total lesion
× Other clinically significant ocular disease
Randomised (n=366)
Allocation
ITT Population
sham + 0.5 mg ranibizumab IVT Q4W x 6 n=121
Sozinibercept 0.5 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=122
Sozinibercept 2 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=123
Follow-up
Completed Study n=116 (95.9%)
Completed Study n=112 (91.8%)
Completed Study n=120 (97.6%)
Analysis
mITT Population
Analysed n=119
Analysed n=122
Analysed n=121

CNV – choroidal neovascularisation; IVT – intravitreal; Q4W – once very 4 weeks; ITT – Intent to Treat Population, all participants who were randomised into the study irrespective of whether study medication was administered or not; Safety Population - all participants in the ITT but excluding those who did not receive at least one dose of study medication; mITT – Modified ITT Population, all participants in the Safety Population but excludes any participant without a Baseline VA score and/or any participant who did not return for at least one post-baseline visit

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Phase 2b Primary and Secondary Endpoints Pre-Specified Anatomical Sub-Groups Informed Enrichment of Phase 3 Program Select Pre-specified Subgroups Primary Endpoint Key Secondary Endpoints Mean change from baseline in BCVA at week 24 Proportion of patients gaining ≥15 letters from baseline at week 24 Change in central subfield thickness (CST) from baseline at week 24 Change in intra-retinal and sub-retinal fluid from baseline to week 24 Safety and tolerability Predominantly classic, minimally classic, & occult lesions (Stratification Factor) Retinal Angiomatous Proliferation (RAP) detected/not detected at baseline Polypoidal Choroidal Vasculopathy (PCV) detected/not detected at baseline

Well-Balanced Phase 2b Trial Demographics and Baseline Characteristics

Demographic/Baseline Disease Characteristic		Sham + ranibizumab n=121	0.5 mg sozinibercept + ranibizumab n=122	2 mg sozinibercept + ranibizumab n=123
Mean Age – years ± SD		76.1 ± 9.48	78.8 ± 8.16	77.8 ± 8.82
Sex – n (%)	Male	48 (39.7%)	49 (40.2%)	45 (36.6%)
	Female	73 (60.3%)	73 (59.8%)	78 (63.4%)
Caucasian Race – n (%)		117 (99.2%)	119 (99.2%)	117 (97.5%)
Mean Visual Acuity (BCVA) – letters ± SD		50.7 ± 10.21	51.1 ± 8.96	49.5 ± 10.26
Mean Total Lesion Area - mm^2 ± SD		6.08 ± 3.21	6.48 ± 3.30	6.62 ± 3.39
Lesion Type	Predominantly classic – n (%)	15 (12.4%)	15 (12.3%)	16 (13.0%)
	Minimally classic – n (%)	53 (43.8%)	51 (41.8%)	53 (43.1%)
	Occult - n (%)	53 (43.8%)	56 (45.9%)	54 (43.9%)
	PCV detected[1] – n (%)	20 (16.5%)	24 (19.7%)	22 (17.9%)
	RAP detected[2] – n (%)	15 (12.7%)	22 (18.5%)	14 (11.8%)
Mean central subfield thickness (CST) - mm ±SD		412.10 ± 110.62	425.18 ± 120.45	414.12 ± 123.25
Sub-retinal fluid (SRF) present – % participants		89.3%	84.4%	87.8%
Intra-retinal cysts present – % participants		57.9%	63.9%	56.1%

Intent-to-Treat (ITT) population; SD – standard deviation; BCVA – Best Corrected Visual Acuity
[1]PCV - polypoidal choroidal vasculopathy, detected by SD-OCT, FA and fundus photography.
[2]RAP - retinal angiomatous proliferation, detected by SD-OCT, FA and fundus photography.

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Sozinibercept 2 mg Combination Therapy Demonstrated Over 30% Improvement in Visual Acuity over Ranibizumab Monotherapy Sham + 0.5 mg ranibizumab (n=119) 2 mg sozinibercept + 0.5 mg ranibizumab (n=121) 0.5 mg sozinibercept + 0.5 mg ranibizumab (n=122) Mean Change in BCVA (SEM) (Letters) Δ = +3.4 (p=0.0107) 20 15 10 5 0 0 4 8 16 20 24 12 Weeks Total Patient Population +14.2 +10.8 Phase 2b Primary Endpoint Achieved

1st Primary Analysis Population in Phase 3 2nd Primary Analysis Population in Phase 3 Phase 2b Superiority Data Informed Enrichment of Phase 3 *Unadjusted p-values 1Olsen, Timothy W et al. Fluorescein angiographic lesion type frequency in neovascular Age-Related macular degeneration. Ophthalmology, 111(2), 250 – 255. 2Daniel, E. et al. Outcomes in eyes with retinal angiomatous proliferation in the comparison of age-related macular degeneration treatments trials (CATT). Ophthalmology, 123(3), 609–616. 0 4 8 12 16 20 24 0 5 10 15 20 Weeks M e a n c h a n g e i n B C V A ( S E M ) ( l e t t e r s ) Sham + 0.5 mg ranibizumab (n=87) 2 mg sozinibercept + 0.5 mg ranibizumab (n=88) +10.3 +16.1 Δ = +5.7 p = 0.0002* Occult & Minimally Classic Lesions (RAP Absent) Mean Change in BCVA (SEM) (Letters) Total Patient Population (RAP Absent) Represents ~75%1 of wet AMD patients Represents ~90%2 of wet AMD patients Δ = +4.4 p = 0.0025* +10.6 +15.0 Sham + 0.5 mg ranibizumab (n=102) 2 mg sozinibercept + 0.5 mg ranibizumab (n=103)

Greater Proportion of Sozinibercept Patients Gained Substantial Vision and Fewer Experienced Vision Loss ≥15 Loss 10-14 Loss 5-9 Loss 1-4 Loss +0-5 Gain +6-10 Gain +11-15 Gain +16-20 Gain +21-25 Gain +26-30 Gain + >30 Gain Legend (ETDRS Letter Change from Baseline to Week 24) 2 mg sozinibercept + ranibizumab N=87 sham + ranibizumab N=85 >30 Letter Gain 9.2% >30 Letter Gain 2.4% Change from Baseline to Week 24 (ETDRS Letters, Individual Participants) Occult and Minimally Classic Lesions (RAP Absent) Vision Loss 2.3% Vision Loss 12.9% 42% relative increase in patients achieving 20/40 vision compared to ranibizumab control

Sozinibercept Reduced Retinal Thickness and Dried the Retina Better mITT; as observed; top of bar – statistic, bottom of bar – n. CST: Central Subfield Thickness; SRF: Subretinal fluid; IR: Intra-retinal. Mean Change in CST Baseline to Week 24 Sham + 0.5 mg ranibizumab 2 mg sozinibercept + 0.5 mg ranibizumab % of Participants with IR Cysts at Week 24 % of Participants with SRF at Week 24 % Participants -180 -140 -100 -60 86 -133.5 85 -126.8 Mean Change in CST (SEM) (µm) 0 20 40 88 14.8 87 18.4 0 20 40 86 19.8 85 28.2 % Participants Occult & Minimally Classic (RAP Absent) Patients

Sozinibercept Demonstrated Greater CNV and Lesion Regression mITT; as observed; top of bar – statistic, bottom of bar – n. CNV: Choroidal Neovascular. Mean Change in Total Lesion Area at Week 24 Mean Change in CNV Area at Week 24 Sham + 0.5 mg ranibizumab (n=80) 2 mg sozinibercept + 0.5 mg ranibizumab (n=81) Occult & Minimally Classic (RAP Absent) Patients

Superior Vision Gains in Hard-To-Treat PCV Lesion Patients Sham + 0.5 mg ranibizumab (n=20) 2 mg sozinibercept + 0.5 mg ranibizumab (n=22) Δ +6.7 p = 0.0253* 0 5 10 15 20 22 13.5 20 6.9 Mean Change in BCVA at Week 24 (SEM) (Letters) Polypoidal Choroidal Vasculopathy (PCV) is a difficult-to-treat wet AMD subtype; it is often described as the most prevalent form of wet AMD worldwide PCV is highly prevalent in Asian populations (up to ~60%), while ~8-13% prevalence in Caucasians Phase 3 ShORe and COAST trials enrolled patients with PCV1 PCV Lesions *Unadjusted p-value 1 Evaluated by color fundus photography (FP), fluorescein angiography (FA), and spectral domain optical coherence tomography (SD-OCT)

Sozinibercept Was Well Tolerated Safety of Combination Therapy Comparable to Standard of Care Monotherapy 1Transient anterior chamber cell (trace 1-4 cells); 2 SAE of endophthalmitis, with AE’s of hypopyon and anterior chamber cell (n=1; 0.5 mg); 3 SAE of vitritis (n=1; 0.5 mg); 4Non-fatal myocardial infarction; 5Cerebrovascular accident; 6Enteritis; 7Abdominal pain; 8Increased IOP; 9 Non-fatal angina pectoris; 10Fatal congestive heart failure/myocardial infarction; 11Non-fatal arterial embolism; 12Embolic stroke; 13Metatstaic ovarian cancer; 14 Pneumonia; 15 infective endocarditis. *Any dose (sozinibercept 0.3 mg, 0.5 mg, 1 mg or 2 mg) N Participants (%) Sozinibercept Any dose* N=399 (N=1,842 injections) Sozinibercept 2 mg N=263 (N=1,121 injections) Sham + anti-VEGF-A control N=170 (N=854 injections) Ocular TEAEs - Study Eye – related to study product(s) 41 (10.2%) 22 (8.4%) 20 (11.8%) Ocular TEAEs - Study Eye – Severe 4 (1.0%) 2 (0.8%) 2 (1.2%) Intraocular inflammation – Study Eye 71,2,3 (1.8%) 31 (1.1%) 31 (1.8%) Participants with AEs leading to treatment discontinuation 42,4-6 (1.0%) 14 (0.4%) 27,8 (1.2%) Any APTC event 44,5,9,10 (1.0%) 35,9,10(1.1%) 211,12 (1.2%) Deaths 210,13 (0.5%) 210,13 (0.8%) 214,15 (1.2%)

Similar Rate of Intraocular Inflammation Between Standard Of Care and Sozinibercept in Combination Therapy Safety population 1AEs observations considered to be indicative of intraocular inflammation, defined prior to database lock aObserved during ophthalmic examination, but not reported as TEAEs bConsidered associated with lens extraction and not reported as TEAEs N Participants (%) Sozinibercept Any dose* N=399 (N=1,842 injections) Sozinibercept 2 mg N=263 (N=1,121 injections) Sham + anti-VEGF-A control N=170 (N=854 injections) Intraocular Inflammation1 7 (1.8%) 3 (1.1%) 3 (1.8%) OPT-302-1001 (Phase 1/2a wet AMD) 2 0 0 Uveitis with anterior chamber cell 1+ 1 0 0 Uveitis with anterior chamber cell 2+ 1 0 0 OPT-302-1002 (Phase 2b wet AMD) 3 1 2a Endophthalmitis with anterior chamber 1+ and hypopyon 1 0 0 Vitritis 1 0 0 Anterior chamber cell, trace 1 1 2a OPT-302-1003 (Phase 1b/2a DME) 2b 2b 1 Iritis with keratic precipitates and anterior chamber cell 2+ 1 1 0 Iritis with anterior chamber cell 2+ 0 0 1 Anterior chamber cell 4+, associated with cataract extraction/ intraocular lens implant and hyphema 1b 1b 0

Phase 3 Clinical Program Is Informed by Phase 2b Results and Optimized for Success Hierarchical primary analysis first conducted in the high-responding occult and minimally classic population (+5.7 letters in Phase 2b) followed by total patient population Two robust pivotal trials studying sozinibercept in combination with Eylea® and Lucentis® in treatment naïve patients with wet AMD Phase 3 designed to support broad label for use in combination with any VEGF-A inhibitor for all wet AMD patients (treatment naïve and prior treated) Enriched patient population by excluding RAP lesions (+4.4 letters in Phase 2b); key inclusion and exclusion criteria otherwise unchanged

Global Pivotal Program Involves 33 Countries and ~400 Sites

Multi-center, sham controlled, double-masked trials in **treatment naïve wet AMD patients**

Key Inclusion Criteria

- ✓ Active CNV >50% lesion: classic, minimally classic, occult
- ✓ BCVA ≥ 25 and ≤ 60 letters

Key Exclusion Criteria

- × Subfoveal fibrosis or >25% of total lesion
- × Hemorrhage >50% total lesion
- × Other clinically significant ocular disease
- × RAP lesions

COAST

Combination with Aflibercept

Enrolled (N=998)

Randomized (1:1:1)

Aflibercept 2 mg Q8W + **Sham**	Aflibercept 2 mg Q8W + **Sozinibercept 2 mg Q4W**	Aflibercept 2 mg Q8W + **Sozinibercept 2 mg Q8W**



ShORe

Combination with Ranibizumab

Enrolled (N=986)

Randomized (1:1:1)

Ranibizumab 0.5 mg Q4W + **Sham**	Ranibizumab 0.5 mg Q4W + **Sozinibercept 2 mg Q4W**	Ranibizumab 0.5 mg Q4W + **Sozinibercept 2 mg Q8W**



CNV – choroidal neovascularization; BCVA – Best Corrected Visual Acuity; RAP – retinal angiomatous proliferation

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Pivotal Trial Design Supports Potential Broad Label for Use With Any Anti-VEGF-A Therapy

Primary Endpoint

- Mean change in BCVA from baseline to week 52

Key Secondary Endpoints
(Baseline to Week 52)

- Proportion of participants gaining ≥15 letters
- Proportion of participants gaining ≥10 letters
- Change in CNV area
- Proportion of participants with absence of both SRF and IR cysts

Topline Data

COAST in early 2Q CY 25

ShORe in mid-CY25

COAST — Wet AMD Tx-Naïve Patients **N=998**, randomized 1:1:1

Loading Doses	Maintenance Dosing
Aflibercept + **Sozinibercept q4w**	Aflibercept q8w + **Sozinibercept q4w**
Aflibercept + **Sozinibercept q4w**	Aflibercept q8w + **Sozinibercept q8w**
Aflibercept + Sham q4w	Aflibercept q8w + Sham q4w

Primary Efficacy Endpoint Week 52 » **Safety Follow-up Week 100**

ShORe — Wet AMD Tx-Naïve Patients **N=986**, randomized 1:1:1

Loading Doses	Maintenance Dosing
Ranibizumab + **Sozinibercept q4w**	Ranibizumab q8w + **Sozinibercept q4w**
Ranibizumab + **Sozinibercept q4w**	Ranibizumab q8w + **Sozinibercept q8w**
Ranibizumab + Sham q4w	Ranibizumab q4w + Sham q4w

Primary Efficacy Endpoint Week 52 » **Safety Follow-up Week 100**

Standard of care administered according to approved dosing schedule: **aflibercept** (2 mg IVT q8w after 3 loading doses) and **ranibizumab** (0.5 mg IVT q4w after 3 loading doses). **Sozinibercept** dosed at 2 mg. Note that **sham** administered at visits when sozinibercept is not administered. Maintenance dosing continued through end of the safety follow-up.

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Phase 3 Enrolled a Higher Proportion of Patients With Best Responding Lesion Types Compared to Phase 2b

		Phase 2b		Phase 3	
Demographic/Baseline Disease Characteristic		**Sham + ranibizumab n=121**	**2 mg sozinibercept + ranibizumab n=123**	**COAST N=997***	**ShORe N=985***
Mean Age – years ± SD		76.1 ± 9.48	77.8 ± 8.82	74.8 ± 8.02	75.4 ± 8.47
Sex – n (%)	Male	48 (39.7%)	45 (36.6%)	442 (44.3%)	456 (46.2%)
	Female	73 (60.3%)	78 (63.4%)	556 (55.7%)	530 (53.8%)
Race – n (%)	Caucasian	117 (99.2%)	117 (97.5%)	859 (86.1%)	825 (83.7%)
	Asian	0 (0.0%)	0 (0.0%)	85 (8.5%)	134 (13.6%)
Mean Visual Acuity (BCVA) – letters ± SD		50.7 ± 10.21	49.5 ± 10.26	52.5 ± 9.43	52.2 ± 9.12
Mean Total Lesion Area - mm² ± SD		6.08 ± 3.21	6.62 ± 3.39	6.38 ± 3.20	6.37 ± 3.09
Lesion	Occult - n (%)	53 (43.8%)	54 (43.9%)	555 (55.7%)	568 (57.6%)
	Minimally classic – n (%)	53 (43.8%)	53 (43.1%)	340 (34.1%)	334 (33.9%)
	Predominantly classic – n (%)	15 (12.4%)	16 (13.0%)	102 (10.2%)	84 (8.5%)
	PCV detected[1] – n (%)	20 (16.5%)	22 (17.9%)	261 (26.2%)	236 (23.9%)
	RAP detected[2] – n (%)	15 (12.7%)	14 (11.8%)	—	—
Mean central subfield thickness (CST) - mm ±SD		412.10 ± 110.62	414.12 ± 123.25	446.5 ± 139.7	451.7 ± 137.8
Sub-retinal fluid (SRF) present – % participants		89.3%	87.8%	95.8%	94.3%
Intra-retinal cysts present – % participants		57.9%	56.1%	78.6%	83.7%

SD – standard deviation; BCVA – Best Corrected Visual Acuity
*Intent-to-Treat (ITT) population; 1 patient in each of COAST and ShORe was randomized but not treated
[1]PCV - polypoidal choroidal vasculopathy, detected by SD-OCT, FA and fundus photography.
[2]RAP - retinal angiomatous proliferation, detected by SD-OCT, FA and fundus photography.

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Higher Proportion of Patients With Best Responding Lesion Types Sham + 0.5 mg ranibizumab (n=20) 2 mg sozinibercept + 0.5 mg ranibizumab (n=22) Δ +6.7 p = 0.0253* PCV Lesion Types Sham + 0.5 mg ranibizumab (n=47) 2 mg sozinibercept + 0.5 mg ranibizumab (n=49) Δ +6.5 p = 0.0005* Occult (RAP Absent) Lesion Types Proportion of Population at Baseline Phase 2b 43.9% COAST 55.7% ShORe 57.6% Phase 2b 17.2% COAST 26.2% ShORe 24.0% *Unadjusted p-value PCV – Polypoidal Choroidal Vasculopathy Proportion of Population at Baseline Phase 2b Phase 2b

Development Funding Agreement (DFA) Total funding drawn under DFA: US$170M Provides non-dilutive funding for development of sozinibercept If sozinibercept is approved, repayment is capped at 4x investment and split between fixed payments and variable payments at 7% of revenues No amounts owed if the clinical trials do not meet the primary endpoint or if regulatory approval is not received3 Financial Overview Ticker OPT (ASX/NASDAQ) Shares Outstanding1 Ordinary Shares: 1,231.1M ADS equivalents: 153.9M Cash/Cash Equivalents2 US$130M Offices Melbourne, Australia Princeton, NJ Cash Runway Through Both Pivotal Topline Data Readouts 1As of June 30, 2024, pro-forma for the 2024 Retail Entitlement Offer which closed in July 2024. 2Prelminary, unaudited estimate as of December 31, 2024, subject to change upon completion of Opthea’s financial statement closing procedures. 3In certain circumstances, upon or following the termination of the DFA, the Company may owe the DFA investors a multiple of amounts paid to the Company under the DFA. Please refer to the description of the DFA included in the Company’s Form 6-K filed with the SEC on August 15, 2022 and the DFA filed as Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on September 29, 2022 for more information. Note: Additional funding will be required to reach commercialization of sozinibercept and to meet obligations under the DFA. As a result of obligations under the DFA and applicable law regarding liquidity, the Company may raise or obtain additional capital in one or more transactions, earlier than 3Q CY 2025 or anticipated topline data readout dates.

Anticipated Clinical and Manufacturing Timelines Support BLA Submission in 1H26 and Potential Approval by End of CY2026 FDA Fast Track designation allows rolling submission of completed BLA modules and potential for Priority Review designation at BLA acceptance Drug product PPQ release in early CY25 COAST topline data in early 2Q CY25 ShORe topline data in mid-CY25 BLA submission in 1H CY26 Potential BLA approval as early as end of CY26

Details under “Events & Presentations” of the Investor section of Opthea website Location Time Format New York City Jan 28 1:30 pm EST In-person & virtual Sydney Feb 3 4:30 pm AEDT In-person Melbourne Feb 5 4:30 pm AEDT In-person Thank You. UPCOMING EVENT: Opthea Investor Days Discuss commercial insights and readiness plans